UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

| SEC FILE NUMBER |
|---|
| 8- 43627 |

## FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 01/01/2011 (MM/DD/YY) AND ENDING 12/31/2011 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: SPECTRUM CAPITAL, INC.

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

6910 PACIFIC STREET SUITE 214
(No. and Street)

OMAHA, NE 68106
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

PAUL HASSLER, PRESIDENT 402.423.5002
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

GORACKE AND ASSOCIATES, PC
(Name – *if individual, state last, first, middle name*)

12110 PORT GRACE BLVD., SUITE 200, LA VISTA, NE 68128
(Address) (City) (State) (Zip Code)

**CHECK ONE:**

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

12012238

Ken 3/4

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

AP 3/16

# OATH OR AFFIRMATION

I, PAUL HASSLER, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of SPECTRUM CAPITAL, INC., as of DECEMBER 31, 20 11, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

PRESIDENT

Title

Notary Public

State of Nebraska
County of Lancaster
On this 25 day of February in the year 2012 before me, the undersigned notary public, personally appeared Paul Hassler, known to me to be the person(s) whose name(s) is/are subscribed to the within instrument and acknowledged that he/she/they executed the same for the purposes therein contained. In witness whereof, I hereunto set my hand and official seal.

GENERAL NOTARY - State of Nebraska
SHANNON HAYES
My Comm. Exp. July 25, 2015

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

# SPECTRUM CAPITAL, INC.

**Statement of Financial Condition**

**December 31, 2011**

GORACKE & ASSOCIATES, P.C.
Certified Public Accountants

# Spectrum Capital, Inc.

## Table of contents

GORACKE & ASSOCIATES, P.C.
Certified Public Accountants

# INDEPENDENT AUDITORS' REPORT

To the Board of Directors
Spectrum Capital, Inc.
Omaha, Nebraska

We have audited the accompanying Statement of Financial Condition of Spectrum Capital, Inc., an Iowa S Corporation, as of December 31, 2011 that you are filing pursuant to rule 17a-5 under the Securities and Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with standards of the Public Company Accounting Oversight Board of the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. The company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of the internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company's internal control over financial reporting. Accordingly we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Spectrum Capital, Inc., as of December 31, 2011, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the financial statement taken as a whole. The information contained in the schedules on pages 7-15 is presented for the purposes of additional analysis and is not a part of the financial statement, but is supplementary information required by rule 17a-5 under the Securities and Exchange Act of 1934 and the Securities Investor Protection Corporation. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statement. Such information has been subjected to the auditing procedures applied in the audit of the financial statement and, in our opinion, is fairly stated in all material respects in relation to the basic financial statement taken as a whole.

Goracke & Associates, P.C.

La Vista, Nebraska
February 3, 2012

Southport Professional Bldg • 12110 Port Grace Blvd. • Suite 200 • La Vista, NE 68128 • 402/330-1200 • FAX 402/330-9455

# SPECTRUM CAPITAL, INC.
## STATEMENT OF FINANCIAL CONDITION
## December 31, 2011

| | | |
|---|---|---|
| **ASSETS** | | |
| CURRENT ASSETS | | |
| Cash | $ | 60,531 |
| Receivable - other | | 4,417 |
| Prepaid expenses | | 28,879 |
| Total current assets | | 93,827 |
| FURNITURE AND EQUIPMENT | | |
| Furniture and equipment | | 89,455 |
| Less accumulated depreciation | | (89,002) |
| Net furniture and equipment | | 453 |
| OTHER ASSETS | | |
| Note receivable | | 568,000 |
| Prepaid expenses - long-term | | 40,661 |
| Total other assets | | 608,661 |
| TOTAL ASSETS | $ | 702,941 |
| **LIABILITIES AND STOCKHOLDER'S EQUITY** | | |
| CURRENT LIABILITIES | | |
| Accrued expenses | | 2,789 |
| Total current liabilities | | 2,789 |
| LONG-TERM LIABILITIES | | |
| Deferred Gain on Sale | | 373,951 |
| Total long-term liabilities | | 373,951 |
| STOCKHOLDER'S EQUITY | | |
| Common stock; $150 par value; 20,000 shares authorized and 100 shares issued and outstanding | | 15,000 |
| Paid-in capital | | 583,000 |
| Accumulated deficit | | (271,799) |
| Total stockholder's equity | | 326,201 |
| TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY | $ | 702,941 |

See notes to financial statements.

## NOTE A – ORGANIZATION AND BUSINESS

On January 26, 2011 the Company entered into a sale agreement with SagePoint Financial (see Note H). Spectrum Capital, Inc. (the Company) was an introducing broker-dealer with the Financial Industry Regulatory Authority (FINRA). The Company was engaged in the sale of mutual funds, stocks, bonds, variable annuities and variable universal life insurances. The Company executed and cleared trades through an unaffiliated brokerage firm on a fully disclosed basis. After the sale the Company earns revenue by wholesaling variable annuities, variable life products and fixed insurance. It also earns commissions for a period of 60 months from the date of closing for products sold by the registered representatives that are affiliated with the new entity, Spectrum SagePoint Group.

The Company is a wholly owned subsidiary of Premier Financial, Inc.

## NOTE B – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

This summary of significant accounting policies of the Company is presented to assist in understanding the Company's financial statements. The financial statements and notes are representations of the Company's management, who are responsible for their integrity and objectivity.

### Basis of Accounting

The Company prepares its financial statements on the accrual basis using generally accepted accounting principles.

### Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

### Revenue Recognition

Before July 8, 2011, the Company earned revenue from third party clients for providing services as a distributor of mutual funds and other investment products. Commission revenue was recognized on a trade-date basis. After July 8, 2011, the company earns commissions for wholesaling variable annuities and variable life products and fixed insurance. It also earns commissions for a period of 60 months from the date of closing for products sold by the registered representatives that were affiliated with the new entity, Spectrum SagePoint Group. This commission revenue is recognized when earned.

### Furniture and Equipment

All furniture and equipment are stated at cost. Depreciation and amortization are computed using the straight-line method over the estimated useful lives of the related assets. When furniture and equipment are retired or otherwise disposed of, the related cost and accumulated depreciation are removed from the respective accounts, and any resulting gain or loss on disposition is reflected in operations. Repairs and maintenance are expensed as incurred; expenditure for additions, improvements and replacements are capitalized. Depreciation expense for the year ended December 31, 2011 was $1,784.

### Cash and Cash Equivalents

For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents. The Company had no cash equivalents at December 31, 2011.

### Income Taxes

The Company is included in the consolidated income tax return of its parent company. The Company has elected to be taxed under the provisions of subchapter S of the Internal Revenue Code. The income of the Company is passed through to the individual stockholders who report it on their personal tax return. Therefore, there is no provision or liability for federal or state income taxes reflected in these financial statements.

The Company has adopted the provisions of FASB ASC 740-10, "Accounting for Uncertain Tax Positions". The Company continually evaluates expiring statutes of limitations, audits, proposed settlements, changes in tax law and new authoritative rulings. Management does not expect the interpretation will have a material impact (if any) on its results from operations or financial position.

### Commission receivable and other receivables

All receivables have been adjusted for all known uncollectible accounts. No allowance for bad debts is considered necessary at year end.

### Compensated Absences

Full-time year round employees are entitled to paid vacations depending on the length of services and other factors. Accrued vacation pay at December 31, 2011 was deemed immaterial and not accrued.

### Subsequent Events

Subsequent events were evaluated through February 3, 2012 which is the date the financial statements were available to be issued. There are no subsequent events.

NOTE C – NET CAPITAL REQUIREMENTS

The Company, as a registered broker-dealer, is subject to the Uniform Net Capital Rule (Rule 15c3-1) of the Securities Exchange Act of 1934. This rule requires the Company to maintain net capital equivalent to $5,000 or 6 and 2/3 percent of "aggregated indebtedness", whichever is greater. In addition, the Company is not permitted to exceed a ratio of aggregate indebtedness to net capital of 15 to 1, both as defined in the Rule. At December 31, 2011 the Company had net capital of $57,742 which was $57,556 in excess of its requirement. The Company's ratio of aggregate indebtedness to net capital was 4.83 to 1 as of December 31, 2011.

NOTE D – RELATED PARTY TRANSACTIONS

The company is a wholly owned subsidiary of Premier Financial, Inc. During the year ended December 31, 2011, the Company paid its parent company for the following items:

| | | |
|---|---|---|
| Management fees | $ | 61,211 |
| Reimbursement of Employee Benefits and Insurance | | 27,386 |

The Company paid its sole shareholder for the following item:

| | | |
|---|---|---|
| Commission | $ | 20,931 |

In addition the Company loaned Premier Financial, Inc. $568,000 during the year. The note bears no interest and there is no repayment schedule at the present time.

NOTE E – CONCENTRATIONS AND CREDIT RISKS

The Company utilized a carrying broker to execute and settle securities transactions on behalf of the Company's customers. In the event that a Company customer is unable to fulfill his contractual obligations, the Company is required to indemnify the carrying broker for any loss suffered. The Federal Deposit Insurance Corporation insures balances up to $250,000. At times the balances in the Company's accounts may exceed this limit. The Company is also a member of Securities Investor Protection Corporation (SIPC), a nonprofit organization that assists investors when a brokerage firm closes due to bankruptcy or other financial difficulties. SIPC works to return customers' cash, stock and other securities, and other customer property that may be missing from their account. It does not cover individuals who sold worthless stocks and other securities but rather helps customers when stocks and other securities are stolen or put at risk when a brokerage fails for other reasons. Securities in accounts transacted by the Company are protected in accordance with SIPC rules up to $500,000 including $250,000 cash. A significant percentage of the Company's revenue came from a group of affiliated banks. With the sale of the Company's assets and full transition of registered representatives on July 8, 2011, the Company no longer receives this revenue.

## Notes to Financial Statements
## December 31, 2011

NOTE F – OPERATING LEASE

The Company leases its office space under a lease ending May 31, 2013, which calls for monthly rent of $3,443 in the first year of the lease. It also leases office equipment of $758 per month under leases ending in 2011 and 2012:

| Minimum lease payments as of December 31: | |
|---|---|
| 2012 | $ 48,238 |
| 2013 | 21,766 |
| 2014 | 2,568 |
| 2015 | - |
| 2016 | - |

Total rent expense for all operating leases was $51,448 for the year ended December 31, 2011.

NOTE G – RETIREMENT PLAN

The Company has a Savings Incentive Match Plan for Employees of Small Employers (SIMPLE) plan. Under the plan, the employee may make contributions of up to $11,500 annually. The Company has chosen to make non-elective contributions of 2%. Included in employee benefits expense, the plan expense was $5,783 for the year ended December 31, 2011.

NOTE H – SALE OF THE COMPANY'S ASSETS

The Company signed an agreement with SagePoint Financial to sell certain assets of the Company including registered representative agreements, bank-based representative agreements, bank office space agreements, bank/broker records, client accounts, and the rights to future payments from pre-closing security transactions. The agreement was signed on January 26, 2011, closing took place on April 15, 2011 and full-transfer of all accounts was completed on July 8, 2011. A portion of the purchase price is contingent upon the ability of the registered representatives that comprise the new entity called Spectrum SagePoint Group to produce gross commission amounts set forth in the sale agreement. If the brokers do not produce the minimum amounts the buyer is able to receive a refund of part of the purchase price.

# SPECTRUM CAPITAL, INC.

## Computation of Aggregate Indebtedness and Net Capital In Accordance with Rule 15c3-1 Under the Securities Exchange Act of 1934
## December 31, 2011

| | | |
|---|---|---|
| AGGREGATED INDEBTEDNESS: | | |
| Total Liabilities | | $ 2,789 |
| Total Aggregate Indebtedness | | $ 2,789 |
| NET CAPITAL: | | |
| Credit items: | | |
| Common stock | $ 15,000 | |
| Additional paid-in capital | 583,000 | |
| Accumulated deficit | (271,799) | 326,201 |
| Deduct Nonallowable Assets: | | |
| Receivables | 4,417 | |
| Property and other assets, net of accumulated depreciation and amortization | 452 | |
| Prepaid and other assets | 263,590 | 268,459 |
| Net Capital | | $ 57,742 |
| CAPITAL REQUIREMENTS | | |
| Minimum dollar requirements | | $ 185.95 |
| Net Capital exceeding requirements | | 57,556 |
| Net Capital | | $ 57,742 |
| Percentage of Aggregate Indebtedness to Net Capital | | 4.83% |

# SPECTRUM CAPITAL, INC.

## Reconciliation of Net Capital and Aggregate Indebtedness per Audit Report to Client's FOCUS Report

## December 31, 2011

| | | |
|---|---|---|
| Aggregate indebtedness per audit report | $ | 2,789 |
| Aggregate indebtedness per FOCUS report | | 3,448 |
| Difference | $ | (659) |
| Net capital per audit | $ | 57,742 |
| Net capital per FOCUS report | | 57,083 |
| Difference | $ | 659 |

# SPECTRUM CAPITAL, INC.

## STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS AND GENERAL CREDITORS

## Year Ended December 31, 2011

| | |
|---|---|
| Subordinated Liabilities, December 31, 2010 | $ - |
| Increases | $ - |
| Decreases | $ - |
| Subordinated Liabilities, December 31, 2011 | $ - |

# SPECTRUM CAPITAL, INC.

## Information Relating to Possession or Control Requirements
## December 31, 2011

This firm claims exemptions to SEC Rule 15c3-3 pursuant to subparagraph C.(k)(2)(ii).

# SPECTRUM CAPITAL, INC.

Computation of Reserve Requirement
December 31, 2011

This firm claims exemptions to SEC Rule 15c3-3 pursuant to subparagraph C.(k)(2)(ii).

GORACKE & ASSOCIATES, P.C.
Certified Public Accountants

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL

To the Board of Directors
Spectrum Capital, Inc.
Omaha, Nebraska

In planning and performing our audit of the financial statement of Spectrum Capital, Inc. (the Company) as of and for the year ended December 31, 2011 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statement, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g) (1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons and recordation of differences required by rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those objectives of internal control and the practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Southport Professional Bldg • 12110 Port Grace Blvd. • Suite 200 • La Vista, NE 68128 • 402/330-1200 • FAX 402/330-9455

Because of inherent limitations of internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projections of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that effectiveness of their design and operation may deteriorate.

A *control deficiency* in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control over financial reporting that is less severe than a material weakness, yet important enough to merit attention by those responsible for oversight of the company's financial reporting.

A *material weakness* is a deficiency, or a combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the entity's financial statements will not be prevented, or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first paragraph and was not designed to identify all deficiencies in internal control that might be deficiencies, significant deficiencies, or material weaknesses. We consider the following deficiency in the Company's internal control to be a material weakness.

Segregation of Duties

At present the company does not have enough employees to fully segregate duties. Segregation of duties is a critical feature in any internal control structure.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations and the practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2011, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities and Exchange Act of 1934 in their regulation of registered brokers and dealers, and is intended to be and should not be used by anyone other than these specified parties.

Goracke & Associates, P.C.

La Vista, Nebraska
February 3, 2012